Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated December 2, 2019
Registration No. 333-216254

Ameris Bancorp

$120,000,000

4.25% Fixed-to-Floating Rate Subordinated Notes due 2029

Term Sheet

Issuer:	Ameris Bancorp (the “Company”)

Security:	4.25% Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$120,000,000

Rating:	BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	December 4, 2019

Settlement Date:	December 6, 2019 (T + 2)

Final Maturity Date (if not previously redeemed):	December 15, 2029

Coupon:	4.25% per annum, from and including the Settlement Date, to but excluding December 15, 2024, payable semi-annually in arrears. From and including December 15, 2024 to, but excluding the maturity date or earlier redemption date, a floating per annum rate equal to a Benchmark rate, which is expected to be Three-Month Term SOFR (each as defined in the prospectus supplement under “Description of the Notes — Interest”), plus 294 basis points, payable quarterly in arrears, provided, however, that in the event the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on June 15 and December 15 of each year through, but not including, December 15, 2024, and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on June 15, 2020.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	30/360 to but excluding December 15, 2024, and, thereafter, a 360-day year and the number of days actually elapsed

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of December 15, 2024 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes at any time, including prior to December 15, 2024, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) an amendment or change (including any announced prospective amendment or change) in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Use of Proceeds:	The Company intends to use the net proceeds from this offering to repay certain outstanding Company indebtedness and for other general corporate purposes.

Price to Public:	100.00%

Underwriters’ Discount:	1.50% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$118,200,000

Ranking:	The Notes will be unsecured, subordinated obligations of the Company and:

•	will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•	will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of its future general creditors;

•	will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•	will rank senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•	will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation Ameris Bank’s depositors, liabilities to general and trade creditors and liabilities arising in the ordinary course of business or otherwise.

•	As of September 30, 2019, on a consolidated basis, the Company’s liabilities totaled approximately $15.34 billion, which includes approximately $13.66 billion of deposit liabilities, approximately $1.35 billion of other borrowings (which include approximately $70.0 million of indebtedness under the Company’s revolving credit agreement, approximately $1.13 billion of Federal Home Loan Bank advances, approximately $74.0 million of subordinated notes issued by the Company, approximately $76.6 million of subordinated notes issued by Ameris Bank (or banks that have merged into Ameris Bank) and approximately $127.1 million of trust preferred securities and accompanying junior subordinated debentures), and approximately $188.0 million of other liabilities. Except for approximately $127.1 million of junior subordinated debentures and associated trust preferred securities (which rank junior in right of payment and upon liquidation to the Notes) and approximately $74.0 million of subordinated notes (which rank equal in right of payment and upon liquidation to the Notes) issued by the Company, all of these liabilities are contractually or structurally senior to the Notes. At September 30, 2019, there was $30.0 million available for borrowing under the Company’s revolving credit agreement. Any additional borrowings under the revolving credit agreement also will rank senior to the Notes.

CUSIP/ISIN:	03076K AB4 / US03076KAB44

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the second business day following the trade date of December 4, 2019 (this settlement cycle being referred to as “T+2”). Purchasers who wish to trade the Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes will initially settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.